Exhibit 20.1
                                                ------------


SCEcorp REDUCES ANNUAL DIVIDEND RATE TO $1.00 FROM $1.42


     ROSEMEAD, CA, June 16, 1994 -- SCEcorp, the holding company for Southern California Edison, reduced its annual common stock dividend to $1.00 from $1.42. Each June the board of directors of the utility holding company reviews dividend policy. Today the board declared a quarterly dividend of 25 cents, payable July 31 to shareholders of record July 5.

     "Edison's earnings outlook has become too uncertain to maintain the current high dividend level," said John E. Bryson, chairman and chief executive officer of SCEcorp. The utility subsidiary has always been the principal source of SCEcorp dividend payments. "Our Board reached its decision based on a careful review of all major factors affecting the company's business prospects, including declining authorized rates of return for the utility in recent years, Edison's on-going cash needs, the changing nature of the electric utility industry, and recently proposed changes in California utility regulation," he said.

     The company said it will continue efforts to improve productivity and aggressively control costs. It also noted that the California Public Utilities Commission took a positive step in May when it approved a request by Edison to accelerate recovery of its nuclear power investment by $75 million a year.

     "We believe this new dividend rate is sustainable," Bryson said.
"We also believe that, at this rate, there is the potential for future dividend growth. However, future dividend increases will depend upon our business prospects, including the outcome of several key regulatory matters that are currently being considered by the CPUC." Those include the Commission's industry restructuring proposals and Edison's 1995 General Rate Case and Performance-Based Ratemaking filing.

     In its deliberation, the SCEcorp board reaffirmed its stated dividend policy that it will consider long-term earnings prospects and the need for cash in SCEcorp businesses, while remaining committed to a strong dividend.


[CAPTION]

            Comparison of Dividend Payout Ratios*

Annual Dividend Rate          $1.42                $1.00
Edison Earnings               100 percent           70 percent
SCEcorp Earnings               90 percent           64 percent


*Based on Operating Earnings for 12 months Ended March 31, 1994.